

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

David Harlow
President and Chief Executive Officer
BancFirst Corporation
100 N. Broadway Ave.
Oklahoma City, Oklahoma 73102

      Re: BancFirst Corporation
          Form 10-K for the fiscal year ended December 31, 2021
          Filed February 25, 2022
          Form 10-Q for the quarterly period ended March 31, 2022
          Filed May 6, 2022
          File No. 000-14384

Dear Mr. Harlow:

      We have reviewed your May 9, 2022 response to our comment letter and the above referenced filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary, page 30

1.   In the second paragraph on page 30 you indicate that total assets at March 31, 2022 were $12.6 billion, an increase of $3.2 billion from December 31, 2021. You attribute this increase and the $3.2 billion increase in deposits primarily to the return of off-balance sheet sweep accounts related to your year-end sweep program. In the second paragraph on page 29 of your 2021 Form 10-K, you indicate that $2.3 billion of the total off-balance sheet sweep accounts of $5.1 billion at December 31, 2021 were temporary. Please address the following regarding your off-balance sheet sweep accounts, referencing where appropriate the authoritative literature you rely upon to support your accounting:
     •   Provide additional details regarding your year-end sweep account program. Describe

the history of the program, its purpose, the nature of the customer deposit accounts involved, to whom the sweep accounts are transferred and how you determine the related dollar amounts to transfer.

- Provide us an analysis under GAAP supporting your determination to derecognize the deposit liability and associated assets from your balance sheet. As part of your analysis, describe any material rights and responsibilities you and the transferees have with regard to the transferred accounts.
- Specifically explain what you mean by "temporary sweep amount" at December 31, 2021. Tell us whether you were obligated to reacquire or the transferee was obligated to return the temporary sweep amounts. If so, tell us how you analyzed these obligations under GAAP when determining it was appropriate to derecognize the deposit liability and related assets from your balance sheet.
- As the $3.2 billion increase in total assets and total deposits from December 31, 2021 to March 31, 2022 was attributed primarily to the return of off-balance sheet sweep accounts, tell us whether any of the sweep accounts not characterized as the $2.3 billion in temporary sweep amounts were also returned/reassumed by you.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance